AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

04010124

SUPPL

6 February 2004

SEC MAIL PROCESSING RECEIVED FEB 23 2004 WASH, D.C. 158 SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 5 February 2004, Re: Proposed Parkson Disposals for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED FEB 26 2004 THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 2/26

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No AA-040205-62782

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :

PROPOSED PARKSON DISPOSALS

* **Contents :-**

We refer to the announcement made by Public Merchant Bank Berhad on behalf of the Company dated 13 January 2004 on the approval by the Securities Commission ("SC") (subject to certain conditions) for the Proposed Parkson Disposals vide SC's letter dated 2 January 2004 ("Amsteel Approval"), and the announcement made by OSK Securities Berhad on behalf of Lion Diversified Holdings Berhad ("LDHB") on 7 January 2004 in relation to the approval by the SC for the proposed acquisition by LDHB of the Parkson Retail Group comprising six (6) companies in Singapore, three (3) companies in Malaysia and a company in Hong Kong vide SC's letter dated 2 January 2004 ("LDHB Approval"). The LDHB Approval is subject to amongst others, the following conditions relating to Amsteel:

(i) (a) The vendors are required to pay any shortfall (attributable to Amsteel) in the audited consolidated proforma profit after tax ("PAT") of the Parkson Retail Group for the financial year ended 30 June 2003 in cash within one (1) month from the date of the audited financial statements, in the event that the said PAT is less than RM49.87 million based on the unaudited consolidated proforma PAT;

(b) The vendors are required to pay any shortfall (attributable to Amsteel) in the audited consolidated proforma PAT of the Parkson Retail Group for the financial year ending 30 June 2004 in cash within one (1) month from the date of the audited financial statements, in the event that the said PAT is less than the forecast PAT of RM53.06 million; and

(c) The vendors are required to pay any shortfall (attributable to Amsteel) in the audited consolidated proforma net tangible assets ("NTA") value of the Parkson Retail Group for the financial year ended 30 June 2003 in cash within one (1) month from the date of the audited financial statements, in the event that the said NTA value is less than the NTA value of RM330.32 million based on the unaudited proforma accounts.

(d) The vendors of the Parkson Retail Group are required to provide the SC with written

undertakings that they will indemnify LDHB for any losses suffered by LDHB as a result of any non-compliance with the laws and regulations of the People's Republic of China.

(ii) In relation to the trade debtors of the Parkson Retail Group ("Trade Debtors"), LDHB is required to:

(a) disclose in full in the circular to shareholders the position of the Trade Debtors, an ageing analysis, and for balances exceeding the credit period, comments/explanation by the Board of Directors of the Parkson Retail Group on the recoverability of such balances;

(b) to make full provision for Trade Debtors where:

-the amount is in dispute;

-legal proceedings have commenced/been taken; or

-period exceeding six (6) months; and

(c) provide confirmations and declarations by the Board of Directors of the Parkson Retail Group that the trade debts that have exceeded the credit period are recoverable and provisions for doubtful/bad debts have been made in the income statement and the profit forecast/projections.

Should the NTA of the Parkson Retail Group falls below the NTA position as submitted to the SC, as a result of the above matters, the respective vendors will be required to pay by cash any shortfall (attributable to Amsteel) in the said NTA prior to the implementation of the Proposed Parkson Disposals.

In relation to paragraph (ii)(b) above, LDHB had written to the SC to seek a variation of the said condition to the following requirements ("Proposed Variations"):

(a) no provision shall be made for trade debtors exceeding six (6) months as at 30 June 2003 who had subsequently settled their outstanding balances prior to the completion date of the Proposed Parkson Disposals; and

(b) for amounts in dispute, legal proceedings have commenced/been taken or for trade debtors exceeding six (6) months as at 30 June 2003, with no settlement prior to the completion date of the Proposed Parkson Disposals, Amsteel is agreeable for LDHB to retain the relevant amount (being the shortfall attributable to Amsteel) in net tangible assets (as submitted to the SC) as a result of the provision for doubtful trade debtors) from the deferred payment of RM115.43 million due on 15 December 2004 for the Proposed Parkson Disposals

as security for the due recovery of the provision for doubtful trade debtors within one (1) year from the completion date of the Proposed Parkson Disposals. Any retention for the shortfall as mentioned above shall only apply to the amount more than RM50,000. As such, any amount less than RM50,000 shall be settled in cash.

The aforesaid securities shall be placed with/administered by an independent stakeholder and shall be released on a progressive basis within 14 days upon receipt of notification on settlement of the doubtful trade debtors in the aggregate of not less than RM250,000. Should there be any doubtful trade debtors not settled by the expiry date of one (1) year from the

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 5 FEB 04

completion date, the respective vendors shall settle the final amount in cash and any securities held by the independent stakeholder shall then be released.

(iii) A moratorium is imposed on 50% of the consideration securities (i.e. RM92.63 million nominal value 5-year 2% redeemable convertible unsecured loan stocks) to be received by the respective vendors of the Parkson Retail Group in respect of the Proposed Parkson Disposals for a period of one (1) year, as set out in the new SC Policies and Guidelines on Issue/Offer of Securities which came into effect on 1 May 2003.

The Board of Directors of Amsteel wishes to announce that the Company had accepted the relevant SC conditions (together with the Proposed Variations subject to the SC's approval) as set out in the LDHB Approval and the Amsteel Approval in relation to the Proposed Parkson Disposals.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

5 FEB 2004